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Jesper Nissen

VP Operations at Weibel Scientific

Skodsborg, Capital Region, Denmark

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Weibel Scientific

Copenhagen Business School

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500+ connections

Executive Vice President, COO, VP Research and Development in several Global High Tech companies. MBA and engineer experienced in management of all business processes within research, development and production of high tech products. Strong Operational Experience trough 15+ years...

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Activity

756 followers

 **Peder Richardt Pedersen #Kudos I just wanted to say #ThankYou**
Jesper shared this
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Experience

 **VP Operations**
Weibel Scientific
Feb 2018 – Present · 1 yr 4 mos
Allerød, Denmark

SmartGurlz
4 yrs 8 mos

 **CTO / Founder**
Oct 2014 – Present · 4 yrs 8 mos

SmartGurlz™ is a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code. Connected via smartphone or tablet, SmartGurlz™ allows girls 6 and up to immerse themselves in Science, Technology, Engineering and Math (STEM).
... See more

 **Board Member**
Jan 2015 – Present · 4 yrs 5 mos
New York, NY

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○ **Executive Vice President; Global Operations**
Mar 2013 – Present · 6 yrs 3 mos
Slangerup

EVP of Global Operations

Responsible for more than 60 employees in the Global Supply Chain, incl. Production, Sales
Office and Quality dept. and more then 40 employees in Global Engineering servi... See more

○ **Vice President; Global Operations**
May 2011 – Present · 8 yrs 1 mo

VP of Global Operations including sites in US, the Netherlands and Scotland.
Responsible for about 90 employees in
Supply Chain, incl. Production, Sales Office and Quality dept.
Engineering services incl. Global installations and product service... See more

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Sharper
3 yrs

○ **COO; Founder**
2012 – 2015 · 3 yrs

○ **COO; Founder**
2012 – 2015 · 3 yrs

COO
Kaleido Technology
Feb 2009 – Jun 2010 · 1 yr 5 mos

As COO I have the full responsibility of the facility, cost calculations, quality systems and man
power issues, as well as equipment, implementation and the total transfer process from
Denmark to China, including legal issues and cooperation with Asian partners.
... See more

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Education

Copenhagen Business School
MBA, Maste og Business Administration
2004 – 2006

MBA

Copenhagen Business School
MBA, Business administration
2004 – 2006

MBA

DTU - Technical University of Denmark
DIA-M, Apparatus engineering
1983 – 1987

Engineering

Skills & Endorsements

Product Development · 33









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Manufacturing · 28

Endorsed by **9 of Jesper's colleagues at Teledyne RESON**

Strategy · 20

Endorsed by **6 of Jesper's colleagues at Teledyne RESON**

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